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                                                             Exhibit 99(a)(11)

                                                         For immediate release

        LANIER WORLDWIDE, INC. CLOSES SALE OF VOICE PRODUCTS BUSINESS

Atlanta, GA, U.S.A., December 22, 2000 -- Lanier Worldwide, Inc. (NYSE: LR) announced today that it has closed the sale of its voice products business to Platinum Equity, LLC. The closing of the sale of Lanier's voice products business satisfies one of the conditions to the cash tender offer made by a subsidiary of Ricoh Company, Ltd., for any and all shares of Lanier Worldwide, Inc. common stock at a price of $3.00 per share. The tender offer is scheduled to expire at midnight, New York City time, on January 8, 2001, unless the tender offer is extended.

Lanier stockholders are advised to read Ricoh's tender offer statement (including an offer to purchase, letter of transmittal, and related tender offer documents) regarding its acquisition of Lanier and Lanier's related solicitation/recommendation statement, both of which have been sent to Lanier stockholders and filed with the SEC. The tender offer statement and the solicitation/recommendation statement contain important information and should be read carefully before any decision is made with respect to the tender offer. These documents are available to all stockholders of Lanier at no expense to them. These documents also are available at no charge at the SEC's web site, WWW.SEC.GOV.

CONTACT:    LANIER WORLDWIDE, INC.
            Brad Nelson
            Vice President, Investor Relations
            770-621-1076
                               BNELSON@LANIER.COM